Amplify Energy Corp.

500 Dallas Street, Suite 1700

Houston, TX 77002

August 31, 2021

VIA EDGAR

Attention:	John Hodgin
Karl Hiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Amplify Energy Corp.

Form 10-K for the Fiscal Year ended December 31, 2020

Filed March 11, 2021

File No. 001-35512

Ladies and Gentlemen:

This letter sets forth the response of Amplify Energy Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 17, 2021, with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2020 (the “10-K”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the 10-K.

Concurrent with the submission of this letter, we are submitting a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934 in response to the Staff’s comments.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form 10-K for the Fiscal Year ended December 31, 2020

Business

Our Oil and Natural Gas Data

Development of Proved Undeveloped Reserves, page 15

1.    Staff’s comment: Please expand the discussion of the changes in the net quantities of your proved undeveloped reserves to clearly identify the source of each change, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions, and to include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. You may refer to Item 1203(b) of Regulation S-K if you require further clarification or guidance.

Please similarly revise your disclosures of changes in the net quantities of total proved reserves on page F-41, to address for each period the changes depicted in each line item in the reconciliation, other than production, to comply with FASB ASC 932-235-50-5.

Response:

The Company respectfully acknowledges the Staff’s comment, and the Company confirms that in future filings it will expand its disclosure to quantify each of the individual material factors underlying changes in the Company’s proved undeveloped reserves. The Company also respectfully advises the Staff that it did not discuss in detail each of the factors identified below beyond lower commodity pricing because the impacts of revisions that were caused by events other than lower commodity pricing were immaterial to the Company’s proved undeveloped reserves.

Below is the Company’s proposed disclosure using 2020 for illustrative purposes, which has been marked to show changes from the Company’s Annual Report on Form 10-K disclosure for the year ended December 31, 2020 to facilitate the Staff’s review.

Business

Our Oil and Natural Gas Data

Development of Proved Undeveloped Reserves, page 15

Development of Proved Undeveloped Reserves

As of December 31, 2020, we had 17.2 MMBoe of proved undeveloped reserves comprised of 11.1 MMBbls of oil, 21.9 Bcfe of natural gas and 2.5 MMBbls of NGLs. None of our proved undeveloped reserves (“PUDs”) as of December 31, 2020 are scheduled to be developed on a date more than five years from the date the reserves were initially booked as PUDs. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

~~Changes in PUDs that occurred during 2020 were due to:~~

~~•~~	~~Reserve adds of 0.2 MMBoe;~~

~~•~~	~~Reserve drops including price revisions of 15.8 MMBoe; and~~

~~•~~	~~Performance revisions including royalty relief of 0.5 MMBoe.~~

For the year-ended December 31, 2020, total proved undeveloped reserves decreased 15.2 MMBoe, net, which was comprised of a decrease of 15.8 MMBoe due to changes in commodity pricing, 0.3 MMBoe of technical revisions and 0.1 MMBoe related to transfers to proved developed properties on certain non-operated properties in the Eagle Ford. These downward revisions were partially offset by a positive revision of 0.8 MMBoe related to Special Royalty Relief for our offshore Southern California assets. The Company also had 0.2 MMBoe of extensions and discoveries related to wells drilled but not completed in the Eagle Ford. Additionally, the impacts of the COVID-19 pandemic are disclosed throughout the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which included negative effects on commodity prices and in turn impacted the Company’s determination of economic reserves.

Approximately 0.4% (0.1 MMBoe) of our PUDs recorded as of December 31, 2019 were developed during the twelve months ended December 31, 2020. Total costs incurred to develop these PUDs were approximately $0.7 million, all of which was incurred in fiscal year 2020. In total, we incurred total capital expenditures of approximately $3.3 million during fiscal year 2020 developing PUDs, which includes $2.6 million associated with PUDs to be completed in 2021. Based on our current expectations of our cash flows, we believe that we can fund the drilling of our current PUD inventory and our expansions in the next five years from our cash flow from operations and borrowings under our Revolving Credit Facility. For a more detailed discussion of our liquidity position, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Notes to Consolidated Financial Statements

Note 18. Supplemental Oil and Gas Information (Unaudited)

Oil and Natural Gas Reserves, page F-41

Noteworthy amounts included in the categories of proved reserve changes in the above tables include:

•

The 49.2 MMBoe reduction in reserves for the year ended December 31, 2020 is primarily due to a 50.1 MMBoe downward pricing revision as a result of changes in commodity pricing partially offset by a 4.5 MMBoe upward revision due to lower maintenance costs, a 2.4 MMBoe upward revision due to Special Royalty Relief on our offshore Southern California assets and a 3.7 MMBoe upward technical revision. Additionally, the Company added 0.46 MMBoe during the year ended December 31, 2020 due to extensions and discoveries. ~~offset by 10.7 MMBoe upward revision primarily due to lower maintenance costs and Special Royalty Relief on our offshore Southern California assets. We added 0.46 MMBoe during the year ended December 31, 2020 due to extensions and discoveries.~~

2.    Staff’s comment: We note your disclosure indicating that none of the 17.2 MMBoe in proved undeveloped reserves as of December 31, 2020 are scheduled to be developed on a date more than five years from the date these reserves were initially disclosed. However, you also indicate that during the twelve months ending December 31, 2020, you converted approximately 0.1 MMBoe or approximately 0.4% of the proved undeveloped reserves as of December 31, 2019. That rate of conversion suggests that you may not be able to develop your proved undeveloped reserves within five years of initial disclosure.

Please provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, the associated net quantities of reserves, and estimated capital expenditures necessary to convert such reserves to developed reserves, to include all of the proved undeveloped reserves disclosed as of December 31, 2020, and describe any change made or expected to be made in the schedule that would deviate from the definition set forth in Rule 4-10(a)(31)(ii) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has included additional materials responsive to the Staff’s comment in the Supplemental Letter submitted contemporaneously with this letter.

The Company also respectfully advises the Staff that the Company’s low PUD conversion rate during 2020 is primarily attributable to the impact of the COVID-19 pandemic on the Company’s and its working interest partners’ capital development plans. The Company projects the PUD conversion rate will increase in 2021 and in subsequent years.

3.    Staff’s comment: Tell us the extent to which all of the undeveloped locations in the development schedule requested in the preceding comment are part of a development plan that is reviewed annually and adopted by management, including approval by the Board, if such approval is required. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all of the undeveloped locations in the development schedule requested in the Staff’s preceding comment are part of a development plan that is reviewed annually and is adopted by the Company’s management and is approved by the Company’s board of directors.

Undeveloped Acreage, page 17

4.    Staff’s comment: You disclose that 3,849 net undeveloped acres or approximately 60% of the total 6,456 net undeveloped acres in Oklahoma are subject to lease expiration by the end of 2021. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration.

If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere in your filing to describe the uncertainty in reasonable detail, including the steps and related costs that would be necessary to extend the time to the expiration of such leases, considering the guidance in Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-10.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not assigned any proved undeveloped reserves to locations on acreage with lease expirations over the next five year development period.

Exhibits and Financial Statement Schedules

Exhibit Number 99.1 Report of Cawley, Gillespie and Associates, Inc., page 68

5.    Staff’s comment: The reserves report includes among its results of the evaluation line items entitled Miscellaneous Expenses 1, Miscellaneous Expenses 2, Other Deductions, and Investments. Please tell us the types of costs represented by each line item shown in the results of the evaluation table. You should also obtain and file a revised reserves report that describes this information as part of the primary economic assumptions that are required to be disclosed pursuant to Item 1202(a)(8)(v) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the line items entitled Miscellaneous Expenses 1, Miscellaneous Expenses 2 and Other Deductions are all related to standard operating expenses and will be combined as a line item entitled Total Operating Expenses in future disclosures. Miscellaneous Expenses 1 includes items such as maintenance, well service, tubing and pump repairs. Miscellaneous Expenses 2 includes expenses primarily related to fees charged by third-party operators for non-operated wells. Other Deductions includes items such as compression, gathering, transportation, water disposal and all other costs not included in Operating Expense, Miscellaneous Expenses 1 or Miscellaneous Expenses 2. The Investment line item includes expenses primarily related to future drilling costs and workover, re-completion, plugging and abandonment costs. The Company confirms that in future filings it will expand the Total Operating Expenses and Investments line items as discussed above.

Financial Statement

Note 18 - Supplemental Oil and Gas Information (Unaudited), page F-39

6.    Staff’s comment: We note your disclosure on page F-41 indicating that future costs used in calculating the standardized measure as of December 31, 2020 include the abandonment costs for your onshore and offshore properties.

Please tell us if such abandonment costs include all of the costs relating to your properties located in federal waters offshore Southern California that are expected to be incurred in connection with the removal of all fixed drilling equipment, production facilities and the related offshore platforms and pipelines, and the plugging and abandonment of all wells, active and inactive, and all reclamation and restoration associated with abandonment.

Please submit a schedule quantifying the abandonment costs associated with each of these activities that are reflected in your standardized measure and if applicable any incremental costs that have been excluded in calculating your standardized measure. If any such costs have been excluded, please explain your rationale and describe any disclosures that you would propose, considering the guidance in FASB ASC 932-235-50-36.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all abandonment costs associated with our properties located in federal waters offshore Southern California have been included and are reflected in our standardized measure as of December 31, 2020. The Company has also included additional materials responsive to the Staff’s comment in the Supplemental Letter submitted contemporaneously with this letter.

*****

We respectfully request the Staff’s assistance in completing the review of this letter as soon as possible. Please contact Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Eric Willis of Amplify Energy Corp. at (832) 219-9026 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

AMPLIFY ENERGY CORP.

By:	/s/ Jason McGlynn
Name:	Jason McGlynn
Title:	Senior Vice President and Chief Financial Officer